EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our computation of the ratio of earnings to fixed charges for the years ended as indicated:

In thousands, except ratios	2010	2009	2008	2007	2006
Income before income taxes (3)	$8,162	$53,331	$28,788	$37,732	$ 27,104
Plus: Fixed charges (1)	7,297	5,853	5,209	4,950	5,475
Income available to cover fixed charges	$15,459	$59,184	$33,997	$42,682	$ 32,579

Ratio of earnings to fixed charges	2.1	10.1	6.5	8.6	6.0

(1)Fixed charges:
Interest expense	$4,022	$ 3,353	$ 3,162	$ 2,883	$ 3,275
Interest portion of rent expense (2)	3,275	2,345	1,765	2,067	2,200
Capitalized interest	-	155	282	-	-
Total Fixed Charges	$7,297	$ 5,853	$ 5,209	$ 4,950	$ 5,475

(2)   One-third of total rent expense is the portion deemed representative of the interest factor.
(3) Income before income taxes from 2006 through 2009 revised to reflect the change in accounting for inventory. See Note 2 in the Notes to the consolidated financial statements in Item 8.

For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges.  Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.